Exhibit 99.1

Nano Dimension Progresses its Direct-Sales-Channel-Strategy

Signs Agreement for France, with Electronic Industry Leader, Accelonix.

Replacing Resellers with Agents, Company Account Executives & Sales Engineers

Nano Dimension’s USA HQ, South Florida, May 1, 2020 –Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today the partnership with Accelonix as the Company’s new agent for the French market.

Accelonix, headquartered in France, has been introducing, selling and supporting products in the French electronics market since 1984. Internationally, the Accelonix group has installed more than 2000 test systems in the maintenance/repair sector. It’s most notable success to date is in the market of in-circuit test systems. As pioneers in “flying probe” fixtureless test, the Accelonix group is recognized as leaders in educating industry and promoting this valuable test technique. The Accelonix group is responsible for over 150 installations throughout France, Benelux and Spain.

“One of our major strong points is our historical commitment to promoting and supporting innovative products. Additive Manufacturing of Electronics will be the next evolution of electronics fabrication as it makes designs beyond all existing IPC rules possible and manufacturable,” said Jonathan Hall, Managing Director of Accelonix. “We are happy to partner with Nano Dimension, the market leader in printed electronics/AME technology.”

“It is great to partner with the market leader in France. Accelonix has an excellent reputation in the electronics industry and long-term relationships with a large customer base. We are fortunate to join forces with them,” said Valentin Storz, General Manager of Nano Dimension Europe.

About Accelonix

Accelonix is a group of companies operating across Western Europe serving the electronics industry by offering specialized sales and support. They provide a key interface between customers and suppliers offering market-leading products and services. To guarantee excellent support and to maximize the return on investment, Accelonix works closely with a portfolio of industry-leading suppliers, selected for their suitability to the European market in terms of their technology, flexibility, and scope of expertise.

For more information, please visit  www.accelonix.com

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the partnership with Accelonix, progressing its direct-sales-channel-strategy, replacing resellers with agents, company account executives and sales engineers, the potential and use of its products, and that additive manufacturing of electronics will be the next evolution of electronics fabrication as it makes designs beyond all exiting IPC rules possible and manufacturable. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com